EXHIBIT 99.8
Media Release

Rio Tinto launches its new Beyond RareTM Tender with a dazzling collection of rare pink, red and yellow diamonds
17 October 2023
MELBOURNE - Rio Tinto has launched a new exclusive sales event that celebrates extraordinarily rare masterpieces of nature from its diamonds business.
Known as The Beyond RareTM Tender, the inaugural collection showcases 48 lots of exceptional polished diamonds, including legacy inventory of pink and red diamonds from the Argyle diamond mine and yellow diamonds from Rio Tinto’s Diavik diamond mine.
Sinead Kaufman, Chief Executive of Rio Tinto Minerals, said “The Beyond Rare Tender is a new chapter for Rio Tinto’s diamonds business, and a testimony to the ongoing demand for highly collectible natural diamonds.
“Rio Tinto has a rich history of innovative diamonds sales and marketing events and this carefully curated collection of rare jewels will be in strong demand by the world’s finest jewellers, collectors and diamond connoisseurs.”
Titled The Art Series, this invitation-only event takes its inspiration from the art world, each polished diamond an extraordinary natural work of art with an esteemed provenance and a captivating story of rarity.
The first collection of The Art Series comprises 87 diamonds, weighing 29.96 carats in total, and includes:
•Seven ‘Masterpieces’ comprising sets of Argyle Pink DiamondsTM and yellow Diavik diamonds, selected for their unique beauty and accompanied by bespoke artwork
•A rarified offering of 11 perfectly matched pairs of coloured diamonds
•30 exquisite single diamonds, including one remarkable Fancy Red Argyle diamond
The 48 lots will be showcased in Australia, Switzerland and Belgium, with bids closing on 20 November, 2023.
Patrick Coppens, General Manager of Sales and Marketing for Rio Tinto’s Diamonds business, said “The market fundamentals that drive value appreciation for Argyle pink and red diamonds have never been stronger – a combination of severely constrained supply, with the closure of Argyle, and unwavering global demand for truly scarce gems.
“The inclusion in the inaugural Beyond Rare Tender of two Fancy Intense Yellow diamonds from Rio Tinto’s Diavik diamond mine, located beneath a frozen lake in the Barren Lands of Northern Canada, is a beautiful counterpoint to the pink and red Argyle diamonds from the remote East Kimberley region of Western Australia. Yellow diamonds make up less than one percent of Diavik’s production, a rarity in a diamond mine otherwise known for its highly coveted white diamond production.”

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